                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               SYNC RESEARCH, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   78506 51 03

                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 7 Pages

                                  SCHEDULE 13G

CUSIP NO. 78506 51 03

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL
    J. O'BRIEN, BENNO C. SCHMIDT, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

    A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.

--------------------------------------------------------------------------------

                  5  SOLE VOTING POWER
   NUMBER OF          5,069 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    6   SHARED VOTING POWER
    OWNED BY          0 SHARES OF COMMON STOCK
      EACH        --------------------------------------------------------------
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON           5,069 SHARES OF COMMON STOCK
      WITH        --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                      0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,069 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0.03%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages

                                  SCHEDULE 13G

CUSIP NO. 78506 51 03

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                  5  SOLE VOTING POWER
   NUMBER OF         0 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    6  SHARED VOTING POWER
    OWNED BY         0 SHARES OF COMMON STOCK
      EACH        --------------------------------------------------------------
    REPORTING     7  SOLE DISPOSITIVE POWER
     PERSON          0 SHARES OF COMMON STOCK
      WITH        --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                     0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0.0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages

Item 1(a).  Name of Issuer:

    Sync Research, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

    40 Parker
    Irvine, CA  92718

Item 2(a).  Name of Person Filing:

      (i) J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

      (ii) Whitney 1990 Equity Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney 1990 Equity Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.


Item 2(b).  Address of Principal Business Office or,
              if none, Residence:

      (i)   J. H. Whitney & Co.
            177 Broad Street
            Stamford, CT 06901

      (ii)  Whitney 1990 Equity Fund, L.P.
            177 Broad Street
            Stamford, CT 06901

Item 2(c).  Citizenship:

    (i) J. H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

                                                               Page 5 of 7 Pages

    (ii) Whitney 1990 Equity Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d).  Title of Class of Securities:

    Common Stock.

Item 2(e).  CUSIP Number:

    78506 51 03

Item 3.

    Inapplicable.

Item 4.  Ownership:

    The following information is provided as of December 31, 1996:

      (a)  Amount Beneficially Owned:

            (i) J. H. Whitney & Co. is the beneficial owner of 5,069 shares.(1)

            (ii) Whitney 1990 Equity Fund, L.P. is the beneficial owner of 0 shares.(1)

      (b)   Percent of Class:

                  0.03% for J. H. Whitney & Co.; and
                  0.0% for Whitney 1990 Equity Fund, L.P.

      (c)   Number of shares as to which such person has:

    --------

(1) The figures for the amounts beneficially owned by J.H. Whitney & Co. and Whitney 1990 Equity Fund, L.P. do not include the following shares of Common Stock owned directly by the following general partners of J.H. Whitney & Co. and Whitney 1990 Equity Fund, L.P., with respect to all of which J.H. Whitney & Co. and Whitney 1990 Equity Fund, L.P., disclaim beneficial ownership: (i) Michael C. Brooks - 62,329 shares; (ii) Jeffrey R. Jay - 22,350 shares; (iii) Ray E. Newton, III - 10,381 shares; (iv) Benno C. Schmidt - 30,810 shares; and (v) Michael R. Stone - 11,378 shares. J.H. Whitney & Co. and Whitney 1990 Equity Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the Issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

                                                               Page 6 of 7 Pages

            (i)   sole power to vote or to direct the vote:

                  5,069 shares for J. H. Whitney & Co.; and
                  0 shares for Whitney 1990 Equity Fund, L.P.

            (ii) shared power to vote or to direct the vote:

                  0 shares for J. H. Whitney & Co.; and
                  0 shares for Whitney 1990 Equity Fund, L.P.

            (iii) sole power to dispose or to direct the disposition of:

                  5,069 shares for J. H. Whitney & Co.; and
                  0 shares for Whitney 1990 Equity Fund, L.P.

            (iv)  shared power to dispose or to direct the disposition of:

                  0 shares for J. H. Whitney & Co.; and
                  0 shares for Whitney 1990 Equity Fund, L.P.

Item 5.   Ownership of Five Percent or Less of a Class:

      As of the date hereof, the reporting persons are not the beneficial owners of more than five percent of the Issuer's Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of
            Another Person:

      In connection with his retirement as a general partner of J.H. Whitney & Co. and Whitney 1990 Equity Fund, L.P., William J. Harding has the right to receive a portion of any increase in value of the Issuer's stock held by J.H. Whitney & Co. and Whitney 1990 Equity Fund, L.P. over the per share value on December 31, 1993. Amounts payable to Mr. Harding will be determined upon any sale or deemed sale of the Issuer's Common Stock by J. H. Whitney & Co. or Whitney 1990 Equity Fund, L.P. Except for such arrangements with Mr. Harding, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J. H. Whitney & Co. or Whitney 1990 Equity Fund, L.P.

Item 7.   Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company:

      Inapplicable.
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                                                               Page 7 of 7 Pages

Item 8.   Identification and Classification of Members of the
            Group:

      Inapplicable.

Item 9.   Notice of Dissolution of Group:

      Inapplicable.


Item l0.  Certification:

      Inapplicable.

Signature:

            After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney & Co. and Whitney 1990 Equity Fund, L.P. certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997


                               J. H. WHITNEY & CO.


                               By:  /s/ Daniel J. O'Brien
                                 -------------------------
                                        Daniel J. O'Brien
                                        General Partner


                               WHITNEY 1990 EQUITY FUND, L.P.


                               By:  /s/ Daniel J. O'Brien
                                 --------------------------
                                        Daniel J. O'Brien
                                        General Partner